June 20, 2018

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Seaspan Corporation (the “Company”)
Acceleration Request for Registration Statement on Form F-4, filed on June 15, 2018
(File No. 333-225681)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on June 22, 2018, or as soon thereafter as practicable.

The Company also requests that the Securities and Exchange Commission confirm the effective date and time of the Registration Statement to Company counsel, White & Case LLP, Attention: Andrew Weisberg, by email to andrew.weisberg@whitecase.com.

[Signature page follows]

Sincerely,
SEASPAN CORPORATION
By:	/s/ Mark Chu
Name:	Mark Chu
Title:	Secretary and General Counsel

(Signature Page to Acceleration Request – Exchange Offer Form F-4)